SUB-ITEM 77D:
Policies with respect to security investments

On May 20, 2003, the Board of Trustees approved the following non-fundamental investment restriction for each Fund:

The Fund may not pledge, mortgage or hypothecate its assets except to secure permitted borrowings or as otherwise permitted under the 1940 Act.

On May 20, 2003, the Board of Trustees approved the following non-fundamental investment restriction for Credit Suisse Large Cap
Value Fund and Credit Suisse Tax Efficient Fund:

The Fund may not invest in other investment companies except to the extent permitted by the 1940 Act.

On May 20, 2003, the Board of Trustees approved the following non-fundamental investment restriction for Credit Suisse Small Cap
Value Fund:

The Fund may not invest more than 15% of the value of the Fund's net assets in securities which may be illiquid because of legal or contractual restrictions on resale or securities for which there are no readily available market quotations.